MATTHEW OGURICK

Partner

DIRECT TEL: 212-326-0243

FAX: 212-326-0806

mogurick@pryorcashman.com

July 1, 2024

Via Edgar

Mr. Michael Purcell

Ms. Karina Dorin

Mr. John Hodgin

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HNR ACQUISITION CORP
Amendment No. 2 to Registration Statement on Form S-1 Filed May 13, 2024 File No. 333-275378

Lady and Gentleman:

On behalf of our client, HNR Acquisition Corp, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 3 to the Registration Statement on Form S-1 of the Company (“Amendment No. 3”), marked to indicate changes from the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2023.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated June 7, 2024 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised the Registration Statement in Amendment No. 3 to update other disclosures in the Registration Statement. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

Risks Related to Our Common Stock and this Offering

The NYSE American may delist our securities from trading on its exchange, which could limit investors' ability to make transactions..., page 35

1.	We note you disclose on page F-32 that you did not timely file a Form 10-K for the fiscal year ended December 31, 2023 and received a notice from NYSE American that the Company is not in compliance with the NYSE American listing standards. Please update and revise your risk factor to state that you did not timely file the report and that you may not be able to file timely in the future, as well as any consequences of your inability to timely file.

Response:	In response to the Staff’s comment, the Company has updated the risk factor in the Registration Statement entitled “The NYSE American may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.” to include disclosure of the untimely filing, that future filings may not be timely, and potential consequences of such untimely filings.

Because the currently outstanding shares of Class A Common Stock that are being registered for resale in this prospectus..., page 41

2.	We note your revised disclosure in response to prior comment 4 states that the pledge shares were issued as consideration to agree to an escrow and backstop agreement, and that the consultant shares were issued in consideration for services rendered. Please quantify the effective price of such shares at issuance. In addition, as requested in prior comment 4, please revise this risk factor to disclose the potential profit the selling securityholders will earn based on the current trading price.

Response:	In response to the Staff’s comment, the Company has revised the Registration Statement to quantify the effective price of the Pledge Shares and the Consultant Shares at issuance as $6.77 and $10.11 per share, respectively. The Company also revised the referenced risk factor to include the potential profit or loss based on current trading prices.

Business of HNRA

Financing at Closing, page 64

3.	We note it appears certain language included in the filing in response to prior comment 4 in our letter issued December 4, 2023 has been removed, including disclosures with respect to the purpose for entering into the forward purchase agreement and related subscription agreement and the inter-relationship between them. Please restore such disclosures.

Response:

In response to the Staff’s comment above, the Company has restored and expanded such disclosures based on recent developments, as follows:

“The purpose of our entering into this agreement and these transactions was to provide a mechanism whereby FPA Seller would purchase, and waive their redemption rights with respect to, a sufficient number of shares of our common stock to enable us to have at least $5,000,000 of net tangible assets, a non-waivable condition to the Closing of the Purchase, to provide the Company with cash to meet a portion of the transaction costs associated with the Purchase, and to provide the Company with a mechanism to raise cash in the future at maturity. As of the date of this prospectus, however, the Company has not made any issuances, and has not received any proceeds, from Meteora pursuant to the Forward Purchase Agreement, and the Company is actively pursuing a mutual recission of the Forward Purchase Agreement.”

4.	We note your response to prior comment 12. Please provide us with a more detailed analysis of your compliance with Rule 14e-5 in connection with entering into the forward purchase agreement.

Response:	First, the Company respectfully advises the Staff that the arrangement with Meteora under the Forward Purchase Agreement (the “FPA”) was not an arrangement for the Company to purchase or arrange to purchase, directly or indirectly, Company shares. Second, the Company respectfully advises the Staff that Meteora is neither a covered person pursuant to Rule 14-e5, nor an affiliate of either the Company or the Company’s Sponsor. For these two reasons, the Company does not believe that Rule 14e-5 applies to Meteora’s potential purchases of Company shares pursuant to the FPA.

The Company further respectfully advises that certain shares that were, in fact, purchased by Meteora—namely (1) 50,070 Recycled Shares, and (2) 90,000 additional shares, which were disclosed in the Company’s January 9, 2024 Amendment to the Resale S-1 (at pages 69 and 78 ), were purchased by Meteora on the open market on or before October 10, 2023, before the redemption period opened on October 13, 2023. As such, these share purchases are not subject to Rule 14e-5.1

While the Company maintains that the FPA is not subject to Rule 14e-5, the Company has provided the analysis below to show its belief that the transaction complies with the conditions of Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022) (“C&DI 166.01”). In reaching this conclusion, the Company has relied, in part, upon a Comment Response Letter submitted by Critical Metals Corp. (“Critical Metals”), File 333-268970, on December 7, 2023 (the “Critical Metals Response”), which similarly addressed an “Equity Forward Arrangement” entered during a redemption period, and the Staff’s subsequent approval of Critical Metals’ Form F-4 on December 27, 2023. Consistent with the presentation of the C&DI 166.01 analysis presented in the Critical Metals Response, for ease of reference, each C&DI 166.01 element is provided in italics below, immediately followed by the Company’s analysis.

[1]	Relatedly, the Company would like to take this opportunity to correct an erroneous statement in our Comment Response Letter dated May 13, 2024, which stated on page 3, in response to Comment 7, that the Recycled Shares and additional 90,000 shares were “purchased . . . on or around November 15, 2023.” The Company believes that these shares were instead purchased by Meteora, on the open market, prior to October 10, 2023.

Analysis Under Rule 14e-5 and C&DI 166.01

●	“[T]he Securities Act registration statement or proxy statement filed for the business combination transaction discloses the possibility that the SPAC sponsor or its affiliates will purchase the SPAC securities outside the redemption process, along with the purpose of such purchases;”

○	The Company respectfully directs the Staff to the disclosures of the FPA made in advance of the vote on the business combination transaction. The FPA, which was executed on November 2, 2023, was disclosed on page 2 of the Company’s November 3, 2023 Current Report on Form 8-K (the “FPA 8-K”), which also attached the FPA as Exhibit 10.1, and the related FPA Funding Amount PIPE Subscription Agreement (the “Subscription Agreement”) as Exhibit 10.2. The Company also refers the Staff to the Company’s November 7, 2023 Registration Statement on Form S-1 (the “Resale S-1”), which reattached the FPA and Subscription Agreement as Exhibits 10.19 and 10.20, respectively.

●	“[T]he SPAC sponsor or its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process;”

○	The Company respectfully directs the Staff to the disclosure in the FPA 8-K, Item 1.01, as well as the terms of the FPA and Subscription Agreement included as Exhibits 10.1 and 10.2 to the FPA 8-K, respectively, and Exhibits 10.19 and 10.20 to the Resale S-1, respectively. The Company further notes that the pricing mechanism for Meteora’s purchase of shares under the FPA is in substantially the same form as the pricing mechanism set forth in the Critical Metals Equity Forward Arrangement, as cited in the Critical Metals Response, for the purchase of shares by Vellar Opportunities Fund Master, LTD. The Company has made no issuances of any equity securities to Meteora under the FPA, and Meteora was obligated to make any such purchases at a price no higher than the redemption price, in order to “comply with the requirements of all [applicable] tender offer regulations.” FPA 8-K, Ex. 10.01, Section 1(d). Finally, the Company is currently negotiating for the termination or rescission of the FPA with Meteora, with no additional shares issued pursuant to the FPA, and will update the Registration Statement to reflect all developments with respect to the FPA in future amendments.

●	“[T]he Securities Act registration statement or proxy statement filed for the business combination transaction includes a representation that any SPAC securities purchased by the SPAC sponsor or its affiliates would not be voted in favor of approving the business combination transaction;”

○	The Company respectfully directs the Staff to the disclosure on pages 21, 38, and 104 of the Company’s October 13, 2023 Definitive Proxy Statement on Schedule 14A (the “BC Proxy”), as well as the sixth page of the introductory letter to shareholders and the second page of the notice to shareholders included in the BC Proxy, which stated that only a holder as of the Company’s Record Date, October 10, 2023, could vote on the business combination transaction. Because the Company’s Record Date was October 10, 2023, any shares that Meteora acquired after the Record Date, including any share purchases that could have been made pursuant to the FPA, could not be voted in favor of approving the business combination transaction pursuant to Delaware law. The Company has made no issuances of any equity securities to Meteora pursuant to the FPA.

●	“[T]he SPAC sponsor and its affiliates do not possess any redemption rights with respect to the SPAC securities or, if they possess redemption rights, they waive such rights;”

○	The Company respectfully advises the Staff that both Meteora and the Company’s Sponsor waived their redemption rights. The Company’s Sponsor’s waiver of redemption rights was disclosed on pages 3, 22, 30, 40, 115, 130, 182, 183, 192, and F-8 of the BC Proxy, as well as the sixth page of the introductory letter to shareholders and the second page of the notice to shareholders included in the BC Proxy. Meteora had no redemption rights in connection with any share purchases under the FPA. There have been no such purchases and, had any such purchases occurred, they would have been after the closing of the redemption period.

●	“[And] the SPAC discloses in a Form 8-K, prior to the security holder meeting to approve the business combination transaction, the following:

○	[T]he amount of SPAC securities purchased outside of the redemption offer by the SPAC sponsor or its affiliates, along with the purchase price;”

■	The Company respectfully advises the Staff that, as described in the FPA 8-K, Item 1.01, the FPA provided that Meteora could, “but [was] not obligated, to purchase up to 3,000,000 shares . . . concurrently with the closing of the” business combination. Meteora did not purchase any shares pursuant to the FPA while the redemption period was open, and therefore there were no such purchases to disclose prior to the security holder meeting. FPA 8-K, Item 1.01, and Exhibits 10.1 and 10.2 also disclosed the pricing mechanism for Meteora’s potential share purchases under the FPA.

○	“[T]he purpose of the purchases by the SPAC sponsor or its affiliates;”

■	The Company respectfully directs the Staff to the disclosures of the FPA, on pages 1-2 of the FPA 8-K, which also attached the FPA as Exhibit 10.1, and the related Subscription Agreement as Exhibit 10.2. The Company also disclosed the purpose of the FPA in its January 9, 2024 Amendment to the Resale S-1 (at page 99).

○	“[T]he impact, if any, of the purchases by the SPAC sponsor or its affiliates on the likelihood that the business combination transaction will be approved;”

■	The Company respectfully advises the Staff that because Meteora could not purchase any shares pursuant to the FPA while the redemption period was open, the potential purchases pursuant to the FPA had no impact on the likelihood that the business combination transaction would be approved.

○	“[T]he identities of SPAC security holders who sold to the SPAC sponsor or its affiliates (if not purchased on the open market) or the nature of SPAC security holders (e.g., 5% security holders) who sold to the SPAC sponsor or its affiliates;”

■	The Company respectfully advises the Staff that there were no security holders who sold to Meteora pursuant to the FPA.

○	“[A]nd the number of SPAC securities for which the SPAC has received redemption requests pursuant to its redemption offer.”

■	The Company respectfully directs the Staff to the disclosure on page 3 of the FPA 8-K, as well as the disclosure on page 2 of the Company’s November 13, 2023 Current Report on Form 8-K following the vote on the Company’s business combination transaction.

Finally, the Company respectfully notes that the FPA sets forth representations, warranties and covenants that the FPA “has been structured, and all activity in connection with the [FPA] has been undertaken to comply with the requirements of all [applicable] tender offer regulations,” and that the Company will comply with C&DI 166.01 for all relevant disclosure. FPA 8-K, Ex. 10.01, Sections 1(d), 2(f).

Pogo Internal Controls, page 72

5.	Please expand the discussion of the internal controls used by the Company in its reserves estimation effort to provide the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates presented in the filing. Refer to the requirements in Item 1202(a)(7) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the section entitled “Pogo Internal Controls” to identify the Company’s VP of Operations as the technical person primarily responsible for overseeing the preparation of the reserves estimates presented in the filing and to provide his qualifications.

Pogo Summary of Reserves, page 73

6.

The discussion on this page indicates the reserves as of December 31, 2022 and as of December 31, 2023, in each instance, include the 10% overriding royalty interest not acquired in the Purchase. However, we note the figures as of December 31, 2023 appear consistent with estimates presented in Exhibit 99.3 (incorporated by reference to Exhibit 99.1 to the Annual Report on Form 10-K filed May 3, 2024) described as excluding the 10% overriding royalty interest. Please revise your discussion or advise us why a change is not required.

This comment also applies to comparable discussion under the sections “Preparation of Reserve Estimates” and “Pogo Summary of Reserves” on page 71 and all related disclosures throughout your filing.

Response:	In response to the Staff’s comment, the Company has revised the referenced sections to provide that the December 31, 2023 figures come from the reserve report that does not include the 10% overriding royalty interest not acquired in the Purchase, while the December 31, 2022 figures come from reserve report does include the 10% overriding royalty interest not acquired in the Purchase because Pogo owned the entire interest at such time.

7.	The figure for the estimated proved non-producing crude oil reserves as of December 31, 2022 appears to be truncated. Please revise your disclosure as needed.

Response:	In response to the Staff’s comment, the Company has updated the figure for the estimated proved non-producing crude oil reserves as of December 31, 2022 to 6,954.

8.	The initial average 12-month first-day-of-the-month of the prices disclosed in footnote (1), relating to the estimate of reserves as of December 31, 2023, appear to be inconsistent with the comparable prices disclosed in Exhibit 99.3. Furthermore, the initial prices in footnotes (1) and (2) are described as the “WTI posted price;” however, the reserve reports as of December 31, 2023 and 2022 indicate these prices are the WTI spot prices. Please revise your discussion or advise us why a change is not required.

Response:	In response to the Staff’s comment, the Company revised footnote (1) to be consistent with the estimate of reserves as of December 31, 2023 as disclosed in Exhibit 99.3 and revised the description of the initial prices in footnotes (1) and (2) to the “WTI posted spot price”.

Pogo Crude Oil and Natural Gas Production Prices and Costs, page 75

9.	The figures for the year ended December 31, 2023 representing the total annual production volume on an MBoe basis here and on page 91 appear inconsistent with the comparable figure presented on page F-33. Please revise your disclosure or advise us why a change is not required.

Response:	In response to the Staff’s comment, the Company has revised the disclosure under the section entitled “Pogo Crude Oil and Natural Gas Production Prices and Costs” and on page 94 to be consistent with the comparable figure on page F-33.

Productive Wells, page 75

10.	We note the disclosure of 342 gross productive wells as of December 31, 2023 here and in the fifth paragraph on page 68 appears inconsistent with the disclosure of 341 wells in the third paragraph on page 68 and elsewhere on page 90. Please revise your disclosure or advise us why a change is not required.

Response:	In response to the Staff’s comment, the Company has revised the disclosures in the Registration Statement to clarify that there were 342 gross productive wells as of December 31, 2023.

Leasehold Acreage, page 76

11.	We note your disclosure of no undeveloped acreage appears inconsistent with the disclosure of proved undeveloped reserves as of December 31, 2023. Revise your disclosure or advise us why a change is not required. Please note acreage held by production that encompasses those leased acres on which wells have not been drilled or completed is undeveloped regardless of whether such acreage contains proved reserves. Refer to the disclosure requirements in Items 1208(a) and (b) and the definitions in 1208(c) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised its disclosures accordingly for consistency.

Management's Discussion and Analysis of Financial Condition and Results of Operations of HNRA, page 87

12.	We note your response to prior comment 11 and reissue in part. Please expand your disclosure to detail any changes in the company's liquidity position since the business combination.

Response:	In response to the Staff’s comment, the Company has expanded its disclosure to detail changes in the Company’s liquidity position since the business combination.

Notes to Consolidated Financial Statements

Note 13-Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited)

Reserve Quantity Information, page F-33

13.	The figures for the total proved natural gas, proved developed natural gas, total proved reserves, and proved developed reserves on a Boe basis shown here for the year ended December 31, 2023 appear inconsistent with the comparable figures presented on page 73. Please revise your disclosure and the related reserves reconciliation as necessary or advise us why a change is not required.

Response:	The Company respectfully directs the Staff to the response to comment 9. The Registration Statement has been updated so that the figures are consistent with the disclosures on page F-33.

Exhibits

14.	Please file the employment agreements with Messrs. Trotter and Smith as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:	In response to the Staff’s comment, the employment agreements with Messrs. Trotter and Smith have been included as Exhibits 10.31 and 10.32, respectively.

General

15.	We note your response to prior comment 17 and reissue in part. Please revise to clarify whether you are registering the primary issuance of the shares underlying the public warrants or the resale of the shares underlying the public warrants. To the extent you are registering the resale of the shares underlying the public warrants, please revise your Selling Securityholders table on page 120 to provide the selling security holder disclosure required by Item 507 of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that it is registering as a primary issuance the 6,468,750 shares of Class A Common Stock issuable upon exercise of the public warrants.

16.	We note your disclosure on page 137 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response:	The Company advises the Staff that it understands that the retention by a selling stockholder of an underwriter would constitute a material change to the Company’s plan of distribution requiring the Company to file a post-effective amendment.

17.	Please revise to update your financial statements, and accompanying Management's Discussion and Analysis and auditor's consent to reflect the most recent quarter for which you have recently filed a quarterly report on Form 10-Q.

Response:	The Company has updated Registration Statement to include the financial statements and accompanying Management’s Discussion and Analysis and auditor’s consent to reflect the fiscal quarter ended March 31, 2024.

*       *       *

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 3 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0243.

Very truly yours,

/s/ Matthew Ogurick
Matthew Ogurick

cc:	HNR Acquisition Corp